

Mark Titus · 3rd

Founder at Eva's Wild

Talks about #filmmaking, #storytelling, #regenerativefood, #regenerativeeconomy, and #transformationaltravel

Seattle, Washington, United States · Contact info

1,000 followers · 500+ connections

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Eva's Wild

Vancouver Film School

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WILD

The Wild Official Trailer ~ 2020

YouTube

Award-winning documentary, The Wild is a race against time. "Newly into addiction recovery, an urgent threat emerges to spur fisherman/filmmaker, Mark Titus back to the wilds of...

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BREACH

The Breach ~ Official Trailer

YouTube

Official trailer for the 2014 award-winning documentary, The Breach: "When fishing guide/filmmaker Mark Titus learns why wild salmon populations plummeted in his...

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EAT WILD SAVE WILD

Starry Night - Eva's Wild

YouTube

This holiday season, give the gift of Wild...

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Activity

1,000 followers

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Mark Titus reshared a post · 2w



Jobs

eighthgeneration.com · 1 min read

Mark Titus posted this · 1mo



The single best part of the work I'm privileged to do is meeting exceptional humans. And sometimes, they're the kind who actually change the world. Here with the indomitable Yvon Chouinard for his interview in my 2nd feature documentary, The Wild in 2018. This week Yvon gave his ...show more

30 · 3 comments

Mark Titus reshared a post · 2mo


HIRING

Been following Cheri Garcia's work for some time. I haven't seen a more pure blend of compassion, optimism, social justice and raw opportunity...
#bravo

1

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About

Mark Titus founded Eva's Wild to protect the wild places we love - starting with Bristol Bay, Alaska.

Every transaction with Eva's Wild results in a direct donation to the future of Bristol Bay's proud communities and sustainable fishery. ...see more

Experience

Founder + CEO
Eva's Wild · Full-time
Apr 2019 - Present · 3 yrs 7 mos
Seattle, Washington, United States

Regenerative food, award-winning media and indelible experiences, all in one place.
Eat Wild ...see more

The Wild + Eva's Wild ~ Save What You Love road tour 2020
Bristol Bay holds the last fully-intact wild salmon runs on Earth. Eva's Wild is devoted to sourcing products and stories from + travel to Bristol Bay to lift up its communities...

Director
The Wild
Apr 2017 - Present · 5 yrs 7 mos
Greater Seattle Area

Mark Titus is a writer + director and founder of August Island Pictures in Seattle. Mark spent his 20s as an Alaskan fishing guide and emerging filmmaker. The four short films he's directed and prod ...see more


WILD

WILD_P_CARD_12.15.19.png
Award-winning documentary The Wild asks how to save what we love through the lens of an existential threat to the last fully-intact wild salmon system on Earth in Bristol...

Principal . Writer + Director
August Island Pictures
Feb 2006 - Present · 16 yrs 9 mos

August Island Pictures is Seattle writer + director Mark Titus.
Mark Titus crafts scripts, spots and brand films from scratch. With gusto. ...see more


BREACH


WILD



Writer + Director + Producer
The Breach LLC
Apr 2011 - Apr 2019 · 8 yrs 1 mo
Greater Seattle Area

Mark Titus is the writer + director and a producer of the award winning documentary film, 'The Breach,' which premiered July, 2014 at the Galway International Film Festival in Ireland, where it won B ...see more



Guide
Yes Bay Lodge
1997 - 2016 · 19 yrs
Yes Bay Alaska

Mark Titus is a writer + director and founder of August Island Pictures in Seattle. He's studied acting at the University of Oregon, directing at Vancouver Film School and directing actors with Judith ...see more



King Salmon - Bell Island Alaska
May the drift ever be running and may your kings be many and bright...

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Education

Vancouver Film School
Certificate, Directing
2001 - 2001

Completed VFS' intensive Director's Training Program. Studied under Roy Hayter.

University of Oregon
English, Theatre
1992 - 1994

St. Olaf College
1990 - 1991

Show all 4 education →

Skills

Film Production

Endorsed by Kathleen McInnis and 8 others who are highly skilled at this

56 endorsements

Film

Endorsed by Susan LaSalle and 8 others who are highly skilled at this

42 endorsements

Documentaries

Endorsed by Kevin Tomlinson and 1 other who is highly skilled at this

36 endorsements

Show all 26 skills →

Recommendations

Received Given

Justin Burris McGowan · 3rd
Writer, Director, Producer at 42pictures
June 16, 2011, Justin worked with Mark but they were at different companies

Mark is truly awesome. Over the years, I've had the pleasure of working with him in various capacities, and he excels in every one. I've lost count of the number of times Mark has provided a brilliant solution when I was completely stuck. And his ability to connect with people and nurture relationships is unsurpassed. I look forward to working with Mark for years to come.

Tracy Dethlefs · 3rd
• Principal and Creative Director at Hullabaloo.tv
March 5, 2010, Tracy reported directly to Mark

Mark reminds me a little of Roy Hobbs in "The Natural". He is an innately gifted storyteller who is is able to hit the ball to all areas of the field by deftly moving between writing, directing, and producing. He even pinch-hits occasionally by stepping in front of the camera. I've had the pleasure of working with Mark on a variety of projects and every time I have been impressed by Mark's instinctive ability to alwa ...see more

Casey P. Chinn · 3rd
Creative storyteller and video editor.
September 10, 2007, Casey P. reported directly to Mark

I've had the pleasure of working with Mark a number of times over the last three years. As a collaborator he's a treat to work with. He has an inate ability to know when to let you run with things, and when to offer an idea or advice. He's also one of those people who manages to always remain focused on the big picture, regardless of the drama going on around him. As a result he easily switches between ...see more

Publications

How to save wild salmon with a fork and a knife
The Seattle Times · Jun 23, 2015

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An Op-Ed about 'The Breach' documentary and how to save wild salmon - by eating them.

Other authors

Honors & awards

Winner 2004 Washington State Screenplay Competition
Issued by Washington Filmworks · May 2004

Associated with August Island Pictures

Mark Titus' feature screenplay, "Tsonoqua -The Wild Woman" won the 2004 Washington State Screenplay Competition. '"Tsonoqua" is supernatural thriller set in Alaska.

Causes

Arts and Culture • Children • Civil Rights and Social Action • Disaster and Humanitarian Relief • Education • Environment • Human Rights • Poverty Alleviation • Social Services

Interests

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Jo Ann Jenkins · 3rd
Chief Executive Officer of AARP
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